# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: So-Young International Inc., CIK 0001758530
CUSIP: 83356Q108
Title of class of securities: Class A Ordinary Shares, $0.0005 par value per share
Address of issuer's principal executive offices: Tower E, Ronsin Technology Center, No. 34 Chuangyuan Road, Chaoyang District, Beijing, China (F4), 100012
Date of event which requires filing of this statement: 04/08/2019
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001483503

## Reporting persons
- TB Alternative Assets Ltd: type of reporting person: investment adviser (IA); citizenship or place of organization: Cayman Islands (E9); sole voting power 8,237,774; shared voting power 0; sole dispositive power 8,237,774; shared dispositive power 0; aggregate amount beneficially owned 8,237,774 (10.54% of the class)
  Comment: Item 5 and 7: Number of shares beneficially owned as of 31 Dec 2024. Includes 3,067,873 American Depositary Shares ("ADSs"). 13 American Depository Shares represents 10 Class A Ordinary Shares
  
  Item 11: Calculation is based on 78,170,882 outstanding ordinary shares for all classes as of 31 Dec 2024.
  
  Note: There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 83356Q108 has been assigned to the American Depositary Shares ("ADSs") of the Company, which are quoted on the Nasdaq Global Market under the symbol "SY." 13 American Depository Shares represents 10 Class A Ordinary Shares.

## Item 1. Issuer
Name of issuer: So-Young International Inc.
Address of issuer's principal executive offices: Tower E, Ronsin Technology Center, No. 34 Chuangyuan Road, Chaoyang District, Beijing, 100012, People's Republic of China

## Item 2. Person Filing
Name of person filing:
TB Alternative Assets Ltd
This statement is filed by TB Alternative Assets Ltd, an investment adviser registered under Section 203 of the Investment Advisors Act of 1940, with respect to the portion of the Class A Ordinary Shares (as defined by 2(d) below) held by Trustbridge Partners V LP, a Cayman registered private equity fund. TB Alternative Assets Ltd acts as the investment adviser of the investment manager of Trustbridge Partners V LP.
Address of principal business office or, if none, residence: c/o Maples Corporate Services Limited, Ugland House, Grand Cayman, Cayman Islands, KY1-1104
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 8,237,774
Percent of class: 10.54
Sole power to vote or to direct the vote: 8,237,774
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 8,237,774
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- TB Alternative Assets Ltd: /s/ Shujun Li, Director (02/06/2025)